Exhibit 99.3
Press Conference

INFOSYS LIMITED
PRESS CONFERENCE
January 12, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Member of the Board and Chief Financial Officer

Swaminathan
CEO – Infosys BPO

BG Srinivas
Member of the Board, Head - Europe and Global Head - Manufacturing

Nandita Gurjar
Group Head - Human Resources, Member - Executive Council

Ashok Vemuri
Member of the Board, Head - Americas and Global Head - Financial Services & Insurance

PRESS

Gautam Das
Business Today

Sridhar K. Chari
Mint

Sangeetha
Deccan Chronicle

Pankaj
Economic Times

Ayushman Baruah
InformationWeek

Sujith
Times of India

Hari
Reuters

Balaji

Moderator

Good afternoon. Thank you for joining us today, for the Infosys Q3 FY’12 results announcement. I will now request Shibu to give us an overview of the company’s performance in the quarter and an insight into the guidance, post which we will open the floor for questions.

S. D. Shibulal

Good morning everyone. Happy New Year. We had a good performance in Q3. Revenue grew by 3.4% in reported currency and 4.4% in constant currency terms. Margins are up from 28% in Q2 to 31% in Q3. Net margin is also up 2% from last quarter from 23.5% to 25.5%. Pricing is stable. It has marginally gone up this quarter, 0.8% blended. Interestingly year-on-year, that means on a 12 months basis the pricing has gone up by 4%. This is a clear reflection of our focus on the high quality growth. We have good deals wins in Q3. We have closed 5 large deals, 2 of them in the $500 million range including some rebids and couple of them in Europe.

Growth has been widespread. Our non-top 25 accounts have grown faster than the company average. We have added good number of clients this quarter, 49 new clients were added in Q3. 120 new clients added in the last 9 months. Out of the 49 which we added, the net addition is 18 and 6 of them are in the Fortune 500 space.

Employee additions continue to be strong. We are at 10,000 people gross addition in Q3 and we are on track to hire 47,000 people an increase from 45,000 that we had planned in the beginning of the year.

Let me go through the details. Here is the safe-harbor clause. In rupee terms revenues were Rs. 9,298 crores for the quarter which is a growth of 14.8% quarter-on-quarter and year-on-year growth of 30.8%. Net profit is Rs. 2,372 crores. Earnings per share of Rs. 41.51. 49 new clients were added this quarter. Net employee additions of 3,200. Our total employee strength is 1,45,000 as of December 31, 2011.

Here are the details of the financial performance and the comparisons. Revenues grew by 30.8% in rupee terms, gross profit by 31.8%. Net profit also grew almost the same level. Most of the other numbers is somewhat similar to last quarter. Europe has grown marginally higher. The quarter-on-quarter growth of Europe is 13.7%. Rest of the World has also grown.

Onsite-offshore effort is marginally different. Utilization excluding trainees is 77.4%. Fixed price is marginally up to 41%. Million dollar clients have gone up to 391 and $5 million clients have gone up to 193. Repeat business is very strong at 97.4% for the quarter.

There have been number of awards and recognition, which are well-published awards. We won the business partner of the year award from P&G. P&G has 70,000 suppliers worldwide and they chose 12 new partners. As Business Partner Of The Year, we were the only Consulting and system integration provider they chose, out of the 70,000 partners, so they considered us a business partner of the year. It is a very prestigious award. We were awarded the Oracle North America Titan Award once again for third year in a row.

Our focus continues to be on high quality growth by doing multiple things. Number one, acquiring marquee clients. Our client additions are in the global 2000. Number two, continuing on our strategic journey on Building Tomorrow’s Enterprise, increasing revenue from consulting and system integration, creating non-linearity through products and platforms. From a clients perspective, it is all about strengthening our strategic partnership, increasing our relevance for our clients and finally delivering higher and higher business value. The quality of growth is what we are focused on and the numbers in a sense reflect that focus.

Finacle had 10 wins this quarter. The TCV on the products & platforms side is $300 million. One way to remember that this is a very different kind of business. In the case of products & platforms, it is annuity-based, it is sticky, it is over a long-term, it is non-linear. In products & platforms, our expectation is that there will be a 50% reduction in the effort requirement for the same amount of revenue over a period of time. We are seeing a very good traction in the market.

On the product side we are co-creating mostly with our clients which is very good because it means there is a reduced investment required. There is already a partner when we start developing the product. We are seeing very good traction for products & platforms space. We are also focused on Cloud, Enterprise Mobility and Sustainability. All these areas are doing pretty well. They are all growing above the company average. India continues to be an interesting market for us. We have applied for 30 new patents in India and in the US this quarter and 35 patents have been awarded to us.

Total number of employees was 145,000. Attrition has come down from 17.5% last year this quarter to 15.4% this quarter, which is a 2% reduction in attrition. We have 28 mn sq. ft. available and 8.3 mn sq. ft. in construction.

We have given the guidance for the next quarter. Revenues are expected to be Rs 9,391 crores to Rs 9,412 crores.

To summarize, in a difficult environment we have done well. Revenues have grown, volume has grown. Pricing has been slightly up and we had year-on-year increase in pricing. We had very strong client additions this quarter and over the last 9 months which means that clients are choosing us as a partner and they will spend with us when they are more and more confident. We had very good large wins this quarter. Our strategic direction of Building Tomorrow’s Enterprise is looking very good to our clients.

At the same time we are operating in a very uncertain environment. There is uncertainty in the economic environment, currency volatility, regulatory volatility; all of these are reducing the clients’ confidence. We have had marginal decrease in the business velocity over the last 90 days. So we remain cautious and our guidance reflects that for the coming quarter. Thank you, very much.

Moderator

We will now open the floor for questions.

Gautam Das

Shibu could you elaborate on the economic commentary and how it reflects on Infosys a little bit more, with some commentary on discretionary budgets and how those are trending? Is it back to the 2009-2010 kind of era where discretionary budgets were being capped?

S. D. Shibulal

The environment in 2008-2009 and today is somewhat different. In 2008-2009, there was a sudden fallout and then the recoveries had also quite steep when it happened. What we are seeing today is much more prolonged period of volatility. At least at this point, we are not seeing a political consensus on how to resolve some of the issues in Europe, so we expect the volatility to continue for a while. At the same time, we are seeing the budgets closing flat to marginally down. The critical question is that will they spend the money and that will depend upon the confidence which the clients have and that will be a reflection of the environment.

If you look at the impact on us, if you look at everything we have done over the last 18 months, the new strategic direction, very strong client additions, focus on global 2000 clients and our focus on delivering higher and higher business value, our focus on creating much stronger partnership with our clients, we clearly believe that as and when the clients get more comfortable with spending and start taking decisions faster, we will definitely benefit. At this point in time, we are seeing a marginal downgrade in the velocity of the business. Decision making is slower, larger deals are taking longer to close, deals are going through multiple levels of scrutiny and we are seeing a lot of confidence in the clients. But in the long-term we clearly believe that we have been chosen to be the partner as and when spending picks up and we will benefit from it.

Gautam Das

What about discretionary spending?

S. D. Shibulal

In the period of uncertainty, discretionary spending is the first thing which will come under pressure and in a sense it is reflected in our deal wins in this quarter because we have 4 large deals wins which are in the operational space and 1 in the transformation space. Anyway there is another issue because it is Q4 and it is the end of the budget. So the new discretionary spends will start once the budgets are closed. Once again, we are waiting and watching on it. There is a marginal decrease in the velocity as I said but once the budgets are fully closed, then the clients will start looking at the discretionary spend. If the environment continues to be as volatile, discretionary spend will take a little bit longer to pick up.

Sridhar K. Chari

Sridhar from Mint. Shibu you talked about a small uptake in pricing. Do you see that as a trend which will continue into the quarter following?

S. D. Shibulal

For the future, we have assumed the pricing to be stable but it is equally important to note that year-on-year our pricing has gone up by 4%. Actually on a 9 month basis it has gone up by 6% which shows our focus on high quality growth. It is also a reflection of the business value which you deliver. There has to be focus, there has to be execution. We are focused on high quality growth, we are focused on delivering bigger and bigger business value and that gets reflected in the portfolio of work and in the revenue productivity. For the future we have assumed the pricing to be stable, for the past year-on-year pricing has gone up by 4% and on a 9 month basis by 6%.

Sangeetha

Sangeetha from Deccan Chronicle. Sir, my question is to Bala. He had said that typically the first two quarters are soft but this year would be different. Bala given the fact that the situation has changed now, what do you think would happen in the next two quarters?

V. Balakrishnan

We have given a guidance for Q4. Q4 is normally a soft quarter because that is the first quarter when clients finalize budgets and start spending money. For next year, it is too early. Clients are still in the process of finalizing the budgets. The early indication is that the budget could be flat or marginally down. The key thing for us is not the budget numbers perse but whether offshoring component within the budget goes up or not. We have long-term relations with most of our clients, when they finalize the budgets we will have more insight into what the budget means for us. We will have a greater visibility on what kind of revenue growth we can get for first quarter of next fiscal may be in the beginning of April. Right now looking at the environment, we believe that Q4 could be a soft quarter. That is why we gave the guidance for flat growth. If the environment is stable and if we do not see any blow ups, probably next year could be better. We have to wait and watch.

Pankaj

Two questions; one is what do you see today in terms of business environment, when you look at your top customers, you look at the budgets that lie ahead? Secondly, there are visa investigations which are going on and people are also warming up for the elections there. So there is flavor of protectionism on it well. In both these area what you see as you sit today going forward?

V. Balakrishnan

Whether we like it or not, we are living in a very volatile environment. That is the reality. If you look at the large global markets where we are operating, they are going through a tough economic environment. That is reflected in the cautiousness on the customer’s mind which again reduces our spending and reduces our growth. Visa has nothing to do with that. These are political issues. It comes out every 4 years in the US when the election happens and then it goes away. There is an economic reality and there is a political reality. Both do not always match. We are one of the few companies who have started hiring more locally. In fact, in the last four quarters, we would have hired more than 1000 people in the US. We are in the process of localizing our global operations more and more. We also apply for visa on time and make sure our growth is not impacted. I do not think both of these are related. The reality is we are living in a volatile world, volatile economic environment and clients are cautious. That is what is impacting our growth guidance, it has nothing to do with visa.

Pankaj

Just a follow up; this local hiring, is this in response to business demand or is that primarily being done being to be seen as a local employer. In what context are you really talking about?

S. D. Shibulal

Our local hiring and all other hiring is related to our strategic direction. It is a very well-articulated direction regarding Building Tomorrow’s Enterprise and Infosys 3.0. Our aspiration is to have high percentage of consulting & system integration revenue in all parts of the world. I do not believe we can go and advise a retail client on restructuring their entire retail operations unless we have people who have worked in that industry with us and they only exist in the local markets. For example, today morning Prasad was telling me that we are working with an organization to convert them from non-profit to a listed corporation. It is a complete organizational transformation that we are doing along with our clients based on Building Tomorrow’s Enterprise philosophy. That will require local talents, that will require a lot of strength in consulting, program management and domain expertise. Our local recruitment is very much in line with our strategic direction. When we talk about Europe, we have clearly articulated that we are setting up front offices in Continental Europe. The language is different. Unless we recruit locally, we will not have the local language and cultural skills. So our strategic direction and our local recruitment is fully aligned.

Ayushman Baruah

The global markets are as uncertain as we can see, so how are you tapping the domestic outsourcing markets?

V. Balakrishnan

We are focused on the Indian market. In fact we get around $10 mn - $15 mn of revenue from India every quarter (on the services side). India is one of the potentially big growth markets for us. In fact in India, we can do a lot of transformational projects which will change this country. For example, the work we are doing with Income Tax Department in India in processing the returns or the work we are doing with BESCOM in Karnataka, these are all of transformational in nature, these are large projects. India is a big growth market for us. We are focused on that. Of course we have to deal 90% time with the government. Hence to some extent the velocity of business is slow but India is a big focus area and great market for us.

Sujith

Bala, your hands where the rupee is going to be?

V. Balakrishnan

I think if you put all the macro data together where India has got a sustained level of trade deficit for a longer period of time, high oil price and emerging markets are seen as a risk in a volatile global economic environment, to that extent the inflows in the country is coming down. India is also slowing down. We are talking about 7% growth when the potential to grow is around 12%-13%. I think there is some kind of inertia within the government in taking political decisions and pushing through reforms that is impacting the sentiments towards this country and that is impacting the inflows. I think the rupee has more chance of depreciating than appreciating. Of course in short-term it could appreciate because of various factors like government increasing the level of investment in the debt markets or they brought in some restrictions on derivative market. But those are all short term. If you look at fundamentally, if you are running a huge trade deficit for a long time, no way the currency will appreciate. I think the rupee chances of it depreciating are higher. It will probably be within a range of 50 to 55 in the next few months. If you take a long-term view, it will only depreciate further.

Sujith

Another question, the BPO numbers seem to be falling, both employees and revenue. What is the problem there?

Swaminathan

On a year-on-year basis, the growth has been about 11%. Last quarter has been a good quarter in terms of acquisition of clients. We closed 7 new clients. Also in terms of the acquisition of a business, we closed the acquisition of the sourcing and procurement firm in Australia. That has brought in 40 new clients, the clients with whom we have never worked before. The pipeline is good. The acquisition of clients both on an individual basis or on the company acquisition, we do believe that we should be guiding well for the future. In terms of the other question that you have talked about of reduction in number of people on a net basis, it is essentially because of the fact that we have over the last several quarters been focused on improving our service offerings from the high end value services. While revenues have been going up, the revenue productivity has also been going up. Between last year and this year the revenue productivity numbers have gone up by about 8%. As we start moving from transactional side of business to transformational and business value kind of services, this is bound to happen. This is a temporary blip in this quarter in terms of net numbers coming down. But that is as a part of an overall strategy really.

Sangeetha

My question is to Shibu. Why have the revenues from Europe grown sequentially by 13.7% despite the fact that sovereign debt crisis is still lingering and compared to the US revenues which grow slowly. What you attribute it to?

S. D. Shibulal

We are investing in Europe. We have setup front offices in Germany and France and also the level of offshoring in Europe is lower compared to the other parts in the world. Let me hand over to BG Srinivas to give a lot more color on this.

BG Srinivas

We have added about 14 clients in Europe in the last quarter. What we have done in the last couple of years is to broad-base our footprint in Europe. We have increased investments in the Continent. Apart from Germany and France where we have invested in building front office and invested in consulting and business development capability, we have also enhanced our near-shore capability in Czech Republic and Poland to serve the Continental market. We have also made sure in terms of derisking that our focus on specific core markets, which includes Germany, France, Switzerland, Benelux and Nordics region (beyond UK), is continuing to see traction. The key verticals which are growing in Europe are manufacturing, financial services, retail, CPG. We have also seen some wins in the energy & utilities sector. Our footprint is pretty broad-based. We are bringing in the depth of our core offerings, supporting our clients on the innovation journey. We have had some new platform wins in Europe. The new areas of growth include enabling our clients to move on to Cloud, the integrated service offering in the IT services space is enhancing. We have had wins in clients where they are setting up shared services. Some of the wins which you see last quarter are also in the area of BPO. So this has what has led to significant jump in the last quarter’s revenue.

Sangeetha

So effectively you are saying that the crisis will have nothing to do with your being able to generate value from the Europe region?

BG Srinivas

The macro environment continues to be uncertain and volatile. Notwithstanding that, what we continue to see is our clients are relatively stable at this point in time. While they are cautious there is a fair degree of stability in our client organizations across sectors. That is what is leading us to get share of their spending. As long as the volatility and the macro environment continues to be relatively steady, we should not see any major hiccups.

S. D. Shibulal

Please also remember that this is one quarter’s number which you are looking at. You need to look at a secular trend that will take a little more time. You need to watch European growth over the next few quarters.

Sangeetha

Why has Nandita been evacuated to the US? Is it because of stability among employees, why cannot she function like she was from Bangalore? What is the reason is that she is there for so long?

S. D. Shibulal

Please remember that we are a global organization. Everybody who is sitting in this room has been moving back and forth, BG has done it three times, Ashok’s turn is coming. I myself have moved back and forth. Please remember I spent 3 years in US as recent as some 5-6 years back. We are a global organization. Our leadership needs to get exposed to various parts of the world. When you are talking about recruiting local talent, increasing global presence, increasing capability across the world, people do need to get exposed to various parts of the world. We have people moving back and forth between China, we have people moving back and forth between US. All of us do this all the time, there is nothing unusual. But given the situation that we are increasing global talent, we are looking at setting up small centers in the US in the near future and recruiting more and more global talent, it was the right thing for Nandita to do.

Gautam Das

Can you provide any fresh commentary or update on the visa abuse allegations that you are facing in the US and also the related like it started an investigation. It would help if there is a fresh update or commentary and also should there be anything to be concerned about for you in the coming years?

S. D. Shibulal

I think #1, this is an issue which is subjudice, so we are not going to get any other details. But one thing I want to put on the table. I think we confuse multiple issues. If you are talking about the employee related issue, it is a retaliation and whistle-blower issue rather than anything else. The employee is complaining about retaliation due to a whistle blower complaint. I think it is important for us to segregate the issues. Those matters are all subjudice and we will not comment.

Sridhar K. Chari

Shibu you spoke in detail about client addition. But you also lost 31 clients if you look at the client attrition data. Which verticals are these clients attrition from?

S. D. Shibulal

Lot of those are most probably product clients who buy products from us and after a while, the revenue from them come down below our threshold. We have a threshold for recognizing a client and if the client comes below the threshold, we at that point do not consider them as an active client even though there will be business continuing with them. The net addition this quarter is 18 out of the 49 gross. The net addition for the year at 45 clients (in 9 months) is also pretty strong. It is more important to note also the quality of clients. As I said out of this 18, 6 are global 500 clients.

Sridhar K. Chari

These 31 clients are from Finacle?

S. D. Shibulal

Some of them will be from Finacle.

Sridhar K. Chari

Of the net addition of 3266 employees, how many were laterals?

S. D. Shibulal

Let me just give one answer on the client. As of Q3 last year, we have 612 clients and as of right now we have 665. Nandita can you answer on the lateral addition?

Nandita Gurjar

To date it is 8640 (standalone). Our definition of laterals is more than 2 years. For the quarter it is 3459 (standalone).

Pankaj

Bala could you throw some light on debtor days and DSO position. It seems to be worsening in the last past three quarters. Also some color on BFSI which was in the leading space for a while now, but some concerns emerging?

V. Balakrishnan

DSO days are 61 days. It has not gone up, even last quarter it was 61 days. If you look at in rupee terms it has gone up because of the rupee depreciation. With 11% rupee depreciation, the DSO will look higher in rupee terms. If you look at dollar terms it is same as we saw in the last quarter. We have one of the best DSO situation in this whole industry. Most of our DSOs are less than 30 days even though we give a credit period of somewhere between 30 days to 45 days. Our DSO days are calculated from the day of billing not after the due date. I think they are in a comfortable situation as far as DSO is concerned.

Ashok Vemuri

On the FSI front, this quarter we have done a growth of about 2% which is coming on back of about 8.5% on the services’ side last quarter. This is typically a quarter where you do see some amount of degradation in the velocity because of budget issues and some amount of other stuff. But this growth has come from across all geographies, we are extremely pleased with our diversification into the Asia-Pacific region especially Australia. With the setting up of the Dalian Center in China as a delivery center, we are able to break into Japanese Banks. Insurance is an area where our footprint has not been very large and we have been able to accelerate growth in that. That by itself as a sub-sector has grown by about 7%. Shibu mentioned 5 large deals; 2 of them are in financial services and in fact the largest deal, which we have ever done, is in financial services. We are fairly pleased with our growth. We are very pleased with the fact that strategy of Infosys is 3.0 is finding traction in the market. Of the 12 platforms that we have, 5 of them are in financial services and those are finding fairly significant traction. Most of the large and significant deals that we have one have won are in the consulting & system integration space. We are also pioneering significant innovation in the business optimization through integrated delivery fashion. So notwithstanding a potential collapse of the Euro Zone or some Lehman-like event happening, our sense is that financial services will continue to be a significant growth driver for Infosys.

Hari

Hari from Reuters. RBS has joined a list of investment banks that have cut jobs, about 3500 jobs cut and they are looking to sell of part of their business. But what you are saying that your BFSI clients are more or less stable. Just wanting if you could elaborate on why you consider BFSI clients stable? What they are telling you?

Ashok Vemuri

Basically unlike in 2008 when there was a catastrophic event which essentially happened in a very short period of time, this time there has been a significantly prolonged advanced notice of the potential of something happening. As I said earlier, unless the Euro does completely collapse (then of course all the bets are off), the large number of banks who are sitting on Southern European debt or have significant Euro exposure will obviously suffer. But I think that pain is not something that will happen overnight given the way we have seen reactions. This is not the United States of Europe somebody will pump in $2 tn and everybody will go back to work. That is not going to happen. Out of this pain and out of this regulatory pressure, we have seen significant opportunities. I think it will take some time for them to play out. One of the large deals that I was mentioning about in Europe is as a consequence of regulatory changes in insurance. I think it is important to understand that we are dealing with a very highly mature sector which understands how to deal in such environment and generate significant amount of opportunities for us. Our strategies is Infosys 3.0 whether it is business transformation, consulting & system integrating, platforms & products, are finding significant strategic traction with these clients as they are moving from just running their banks to changing their bank. To run the bank, today they have to change the bank. That is where we are finding a significant amount of traction for ourselves. From that perspective, we are little more buoyant than we were earlier. Also I think it is important to remember that in the last downturn when the overall percentage drop was higher, the BFSI sector from a percentage of revenue for Infosys continued to hold the same amount.

Balaji

Is there any reason other than rupee depreciation that you have upped or revised Indian guidance by 1.4-1.6%? And do you see peer pressure in terms of competition for new contracts and pricing revision. Thank you.

S. D. Shibulal

It is only rupee. The change is only due to rupee for the Indian guidance. There is always competition and it is very good. Competition always keeps us on the toes. Our strategic direction we have taken about Building Tomorrow’s Enterprise, creating capability in consulting, driving efficiency and productivity in business operations, strengthening our specific partnerships, being more relevant, delivering higher and higher business value, all those things are meant to differentiate us and give us the ability to compete for high quality growth in the market.

Balaji

You are saying due to rupee because from the Q3 guidance has gone up by 1.5 % and then and dollar guidance is down. So Bala could you tell what could have been impact on operating margin?

V. Balakrishnan

The operating margins for the quarter went up by 3%. The rupee depreciated by 11%. The operating margin could have technically gone up by around 4.4%, but it went up only 3% because the other costs have gone up (and utilization and cross-currency impact) to the extent of 1.4%. On the guidance, we had actually reduced the guidance for the full year because the growth in the third quarter was closer to the lower end of the range we guided for. If you look at the full year’s rupee guidance, it has gone up mainly because of the currency depreciation. We have a hedging position of $847 mn at the end of the quarter. It was $742 mn last quarter. We continue with hedging program for next two quarters at any point of time. We are not going beyond that because we believe in a volatile environment, it is better to take a short-term view than a long-term view and it helped us all along, so we are not changing the strategy on hedging.

Balaji

At what rate and what price?

V. Balakrishnan

It is at different prices but we mark-to-market at the end of the quarter and take the impact to the P&L. So the closing rate was 53.11 and that is what is marked-to-market for all the hedges.

Balaji

Was there any nonoperating income loss?

V. Balakrishnan

To the extent of Rs 20 crores ($4 million) because you had a hedging loss on the portfolio of your hedges but you also have a translation gain, so net-net the impact on nonoperating is only Rs 20 crores.

Balaji

Thank you.

Unknown Speaker

Bala why is your selling and marketing expenses gone down this quarter? Any particular reasons for this or it just going to withstand?
V. Balakrishnan

These are all quarter numbers. You should not read too much into it because there are certain events during quarters which could increase sales and marketing but if you look at generally, the sales and marketing cost is always somewhere in the range of 5% to 6%.
Unknown Speaker

Shibu, now we are talking about this recession is going to be a prolonged one, like the previous one. Given this volatile environment and the macro issues, how is Infosys preparing itself for this prolonged battle? What are the strategies that you have put in place and how long do you expect these conditions to continue?

S. D. Shibulal

The uncertainty that we talked about will continue. We believe that we are very prepared for this. If you look at what you have done under Infosys 3.0, the new strategic direction of Building Tomorrow’s Enterprise, focusing on 3 different areas of work - transformation, operation and innovation. Our focus on strengthening our strategic partnership with our clients, increasing the business value which we deliver, all of these steps which we have taken, are meant to prepare us for these kinds of situations. See in these challenging times you need to be closer at the clients. You need to be able to deliver better and better value for the clients. You need to participate in their growth. You need to participate in their differentiation. You need to deliver innovation to them and you need to reduce total cost of ownership. If you look at the Infosys 3.0 architecture, you can clearly see that there are different parts of the organization addressing these different areas. Consulting & system integrating is focused on creating differentiation for the client through transformation. The business operations space which is doing very well for us, is focused on driving operational efficiency. The products & platform space is about converting fixed cost to variable cost. It is about delivering innovation through intellectual property. If you look at the architecture, you can clearly see that we are addressing all the challenges of our clients whether it is creating growth for themselves, creating differentiation in profit or increasing the return of investments. As long as we partner with our client on those dimensions, we will be able to create quality growth.

Thank you.